Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263456

PROSPECTUS SUPPLEMENT NO. 8

(To the Prospectus dated May 19, 2022)

Up to 48,503,325 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated May 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-263456). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 48,503,325 shares of our common stock, $0.0001 par value per share, by Tumim Stone Capital LLC (“Tumim”).

The shares of common stock being offered by Tumim have been and may be issued pursuant to the common stock purchase agreement dated February 11, 2022 that we entered into with Tumim (the “Purchase Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common stock by Tumim. However, we may receive up to $175.0 million in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the Purchase Agreement, from time to time after the date of this prospectus.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “IRNT” and “IRNT.WS,” respectively. On October 28, 2022, the last reported sales price of our common stock on NYSE was $0.65 per share and the last reported sales price of our Warrants was $0.08 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2022

IronNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39125	83-4599446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7900 Tysons One Place, Suite 400

McLean, VA 22102

(Address of principal executive offices, including zip code)

(443) 300-6761

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	IRNT	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IRNT.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 25, 2022, IronNet, Inc. (the “Company”) received a written notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) that the average closing price of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), had fallen below $1.00 per share over a period of 30 consecutive trading days, which is the minimum average closing price per share required to maintain continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual (“Section 802.01C”). As of October 24, 2022, the 30 trading-day average closing price of the Common Stock was $0.84 per share.

As required by Section 802.01C, the Company must notify the NYSE within 10 business days of receipt of the Notice of its intent to cure the deficiency or be subject to suspension and delisting procedures. Under Section 802.01C, the Company has six months following receipt of the Notice to regain compliance with the minimum share price requirement, but may have additional time if shareholder approval is needed for any of its planned steps. The Company may regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Common Stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

The notice has no immediate impact on the listing of the Common Stock, which will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with other listing standards, under the symbol “IRNT.” In the event that the Company fails to restore its compliance with the continued listing standards of Section 802.01C, the Common Stock will be subject to NYSE’s suspension and delisting procedures.

To address this issue, the Company intends to monitor the trading price of its listed securities and take steps to increase the value of its shares through implementation of its business strategy and is still considering its other options for regaining compliance with the NYSE’s continued listing standards.

Item 7.01.	Regulation FD Disclosure.

On October 31, 2022, the Company issued a press release announcing that it had received the Notice. A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information provided in this Item 7.01 of this Current Report on Form 8-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release issued by IronNet, Inc. on October 31, 2022.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRONNET, INC.

	By:	/s/ Cameron Pforr
Date: October 31, 2022		Cameron Pforr Chief Financial Officer

Exhibit 99.1

IronNet Announces Receipt of Continued Listing Standard Notice from NYSE

McLean, VA (October 31, 2022) – IronNet, Inc. (NYSE: IRNT) (“IronNet”) announced today that on October 25, 2022 it received written notice from the New York Stock Exchange (“NYSE”) that the Company is not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual that requires listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period (the “Notice”). The NYSE rules require the Company to notify the NYSE, within 10 business days of receipt of the Notice, of its intent to cure this deficiency. The Company has six months following the receipt of the Notice to cure the deficiency and regain compliance. The Company’s common stock will continue to be listed and trade on the NYSE during this period, subject to the Company’s compliance with other NYSE continued listing standards.

IronNet can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, its common stock has a closing price of at least $1.00 and an average closing price of at least $1.00 over the 30 consecutive trading-day period ending on the last trading day of that month. The Company will closely monitor the closing share price of its common stock and is considering all available options and intends to regain compliance with the NYSE listing standards by pursuing measures that are in the best interests of the Company and its shareholders.

During this period, the Company’s common stock will continue to be listed and traded on the NYSE under its existing ticker symbol, with the addition of a suffix indicating the “below compliance” status of its common stock, as “IRNT.BC.” The Notice does not affect the Company’s business operations, or its Securities and Exchange Commission reporting requirements, and does not conflict with or trigger any violation under the Company’s material equity and debt financing agreements.

About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet, Inc. (NYSE: “IRNT”) is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a number of former

NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today. For more information, visit www.ironnet.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s ability to provide visibility and detection of malicious behaviors and to help defend against increased cyber threats facing the globe. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: IronNet’s inability to recognize the anticipated benefits of collaborations with IronNet’s partners and customers; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving IronNet; and general economic and market conditions impacting demand for IronNet’s products. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in IronNet’s Annual Report on Form 10-K for the year ended January 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, IronNet’s most recent Quarterly Report on Form 10-Q for the quarter ended July 31, 2022, filed with the SEC on September 14, 2022, and other documents that IronNet files with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and IronNet does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

IronNet Contacts:

IronNet Investor Contact: Nancy Fazioli - IR@ironnet.com

IronNet Media Contact: Bridget Bell - Media@ironnet.com